CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
1

Explanatory Note

Explanation of amendment on Continental Minerals Corporation Management’s Discussion and Analysis:

The original Management’s Discussion and Analysis filed on SEDAR on May 1, 2007 did not contain the disclosure required by Form 52-109F1 of Multilateral Instrument 52-109 – Certification of Disclosure in Issuers Annual and Interim Filings. This amended and restated Management’s Discussion and Analysis has been revised to include the disclosure required by Form 52-109F1.

In addition, the original Management’s Discussion and Analysis filed on SEDAR on May 1, 2007 was prepared as of April 25, 2007. This amended and restated Management’s Discussion and Analysis is prepared as of April 30, 2007. As a result of this, the Share Purchase Options outstanding, as shown in Item 1.16.2 – Disclosure of Outstanding Share Data has been reduced by 5,000 to the revised figure of 7,065,441, to reflect options cancelled.

All other financial and other information contained in the originally filed Management’s Discussion and Analysis remain unchanged. Except where specifically noted to the contrary, this amended and restated Management’s Discussion and Analysis does not reflect events occurring after the filing of the original Management’s Discussion and Analysis, or modify or update the disclosure therein, in any way other than as required to reflect the amendments set forth herein.

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2006.

This MD&A is prepared as of April 30, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources' and ‘indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
2

1.2         Overview

Continental is focused on exploring and developing mineral projects in the People's Republic of China ("China").

In 2004, Continental signed an option agreement with Great China Mining, Inc. ("Great China Mining", previously named China NetTV Holdings Inc.) to acquire up to a 60% interest in the Xietongmen (locally called Shetongmon) copper-gold property in the Tibet Autonomous Region, China, and had acquired the 60% interest by mid 2006. In April 2006, the Company entered into agreements with holders of a majority of the common shares of Great China Mining to support a merger of Great China Mining with the Company. The merger was completed in the fourth quarter of 2006. Continental now holds 100% of the parent company of the wholly foreign owned enterprise ("WFOE") in China that holds 100% of the Xietongmen property.

As a result of the merger and acquisition of related properties, 109 square kilometers of prospective exploration lands were added to the original 13 square kilometer property. The additional ground surrounds the original property that hosts the Xietongmen deposit and the Newtongmen discovery. The property area now totals approximately 122 square kilometers.

A comprehensive program began in 2006, designed to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments for development of the Xietongmen deposit. This work is progressing well and is targeted for completion in mid 2007.

General exploration also continued in 2006, leading to the discovery of a second copper-gold zone, called Newtongmen.

1.2.1      Property Agreements

In February 2004, Continental announced that it had reached an interim agreement (the "Property Option Agreement") with Great China Mining, pursuant to which the Company had acquired the right, subject to TSX Venture Exchange ("TSXV") approval, to earn up to a 60% interest in the Xietongmen copper-gold property. The Company received TSXV acceptance of the basic transaction terms for the property in May 2004.

In 2004, the Company signed a formal agreement (the "Preliminary Option Agreement"). Under the Preliminary Option Agreement, the Company obtained options to acquire from Great China Mining up to 60% of the shares of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), the WFOE that holds the Xietongmen property. During 2005 and 2006, the Company earned this 60% interest by making option payments totaling US$2.0 million and completing US$11.3 million of exploration expenditures.

In April 2006, the Company entered into agreements with holders of approximately 67% of the common shares of Great China Mining to support a merger of Great China Mining with the Company. The merger was completed in the fourth quarter of 2006. Continental now holds 100% of Highland.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
3

Concurrent with the completion of the merger, the Company also acquired three other properties totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company).

1.2.2     Property Activities

The Xietongmen property is located approximately 240 km west of Lhasa, the major city in the Tibet Autonomous Region. The property hosts porphyry copper and gold mineralization within a four kilometer long alteration zone.

Xietongmen Deposit

The Xietongmen deposit was discovered by drilling in 2005. A preliminary estimate of the mineral resources was done at the end of the 2005 program, indicating that the deposit contained a substantial resource. As a result, a comprehensive program commenced in 2006, designed to collect the data necessary for a feasibility study and environmental and social impact assessments. These studies are expected to be completed in mid 2007.

The 2006 drilling program was comprised of delineation, metallurgical, geotechnical and water bore holes to test the site at the Xietongmen deposit and exploration holes to the northwest of the deposit. The drilling is summarized on the table below:

2006 DRILLING PROGRAM
Type	#holes	meters
Delineation	105	25,350
Metallurgical	6	1,428
Geotechnical	28	3,546
Water Bore holes	6	470
Exploration	12	3,438
	157	34,232

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
4

Resource Drilling

Drilling in 2006 both confirmed the continuity of the mineralization and expanded the Xietongmen deposit in all directions. Drilling was carried out at 50 m x 50 m or 100 x 100 m spacings. All mineral resources are in the measured and indicated categories, as tabulated below. The deposit is still open to the north.

XIETONGMEN DEPOSIT MINERAL RESOURCES – JANUARY 2007 AT 0.15% COPPER CUT-OFF
Category	Tonnes Millions	Cu %	Au g/t	Ag g/t	CuEQ %	Contained Cu Millions lb	Contained Au Millions oz
Measured	197.5	0.44	0.62	3.95	0.80	1,911	3.94
Indicated	22.3	0.37	0.42	2.54	0.65	182	0.37
TOTALS	219.8	0.43	0.61	3.87	0.78	2,092	4.31

Note 1:	By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
Note 2:

Copper equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon completion of definitive metallurgical testing. Metallurgical recoveries and net smelter returns are assumed to be 100%. CuEQ = Cu % + (Au g/t x 12.86/22.046).

Note 3:	A 0.15% Cu cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas.
Note 4:	The January 2007 estimate was prepared by Continental staff and audited by Ian Chisholm, P.Eng., of Aker Kvaerner Engineering, an independent qualified person as defined by National Instrument 43-101.

Feasibility Study

Continental commissioned international consulting groups and Chinese design institutes to complete the components of the feasibility study prescribed under legislation in China as well as the studies necessary for an international feasibility study, which would be required for financing. The work toward these objectives is complementary and significant progress has been made. A major portion of the site activities is completed, data compilation is well advanced and a number of reports are currently being developed.

Metallurgical Testing - Melis Engineering of Saskatoon, Saskatchewan, has supervised the detailed metallurgical testwork, in conjunction with consultants from Aker Kvaerner in Toronto, Ontario. Aker Kvaerner and the Nanchang Engineering and Research Institute for Nonferrous Metals (“NERIN”), a Chinese design institute, are responsible for process design.

A systematic program of metallurgical sampling was carried out to verify geological continuity and grade variability in the deposit. Batch flotation tests were used to determine the optimum flotation conditions and establish the mill flowsheet. Lock cycle tests show that the Xietongmen mineralization can be treated using a simple flotation flowsheet involving a 125 micron primary grind, rougher flotation at pH 10 using standard flotation reagents, and a regrind of the rougher concentrate to 25 microns prior to cleaner flotation without the need for sodium cyanide. The process provides an excellent copper recovery of over 90% and produces a 25% Cu concentrate containing 30 g Au/t and 260 to 300 g Ag/t.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
5

Infrastructure and Mine Planning Studies - Golder Associates' Beijing office has completed all the geotechnical investigations for the open pit and, in conjunction with NERIN, the designs for tailing and waste rock disposal.

The international engineering firm Breton Banville and Associates Inc. of Montreal, Quebec, completed the pit optimization, the detailed mine design and production schedule in the fourth quarter of 2006, and this information is currently being integrated into the overall feasibility study.

Panalpina Projects of Toronto, Ontario and Beijing, China are developing logistical plans for movement of mineral concentrates from site to smelter, and construction materials and equipment from the manufacturers to the project site.

Environmental and Socio-economic Studies

Environmental and socio-economic baseline data collection is being carried out by Sinosphere, based in Beijing, in conjunction with Golder Associates. The Yellow River Conservatory Bureau is conducting hydrological studies at site. Flora and fauna baseline studies are largely complete, but other activities such as weather data collection and water well monitoring continues. Socio-economic baseline studies have been completed, and input is being collected from the local authorities.

Community Engagement

The community engagement program was expanded along with the other project activities in 2006. As feasibility studies have progressed, a series of more formal meetings and information sessions have been initiated in the local villages. Additional meetings have been held with county and regional government officials. A five-person team comprised of a Community Relations Manager and Village Liaison Officers from the local area has been engaged to describe and discuss the project and to get input on it. The Company's local Environmental Manager has also been actively involved in these presentations and in planning follow up sessions to respond to questions. In addition, the team is working with the communities to assess opportunities for longer term community and economic development.

Exploration

Drilling in the fall of 2006 led to the discovery of the Newtongmen zone. Two holes were drilled at Newtongmen; both intersected long intervals of copper-gold mineralization. Hole 6213N intersected 302.2 meters grading 0.82% CuEQ, including an 85.0 -meter interval of 1.25% CuEQ and a 43.0 -meter interval grading 1.39% CuEQ. Hole 6203N intersected 210.6 meters grading 0.82% CuEQ. The new mineralized zone is open in all directions. Further details on the intersections are provided below:

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
6

NEWTONGMEN ZONE - 2006 DRILL RESULTS
Drill Hole		From (meters)	To (meters)	Intercept (meters)	Intercept (feet)	Cu %	Au g/t	CuEQ(1) %
6203		0.0	210.6	210.6	691	0.59	0.44	0.82
6213		0.8	303.0	302.2	991	0.57	0.48	0.82
6213	Incl.	18.0	103.0	85.0	279	0.82	0.82	1.25
6213	Incl.	60.0	103	43.0	141	0.96	0.82	1.39

(1)

Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.

Expenditures in 2006

In 2006, Continental embarked on a comprehensive program that included 30,000 meters of delineation drilling of the main deposit, metallurgical and geotechnical drilling and water bore holes designed to support a resource estimate and engineering studies for a feasibility study and environmental and social impact studies. Exploration drilling, comprising 10,000 meters to test new target areas was also proposed. The Company’s April 2006 technical report proposed a budget of $24.3 million that would extend through 2006 and into 2007. In the fall of 2006, the Company deferred a portion or the exploration drilling program (3,434 meters of the originally proposed 10,000 meter program was completed as indicated in the table above) in order to have additional funds available for the feasibility study work. By year end, $3.8 million of the budget remained. The following is a reconciliation of the proposed and actual expenditures in 2006.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
7

2006 BUDGET VERSUS ACTUAL EXPENDITURES
Activity	Proposed	Actual	Remaining
Drilling (Xietongmen deposit and exploration)
Assays, incl. QA/QC
Drilling
Equipment rentals/leases
Field travel & accommodation
Fixed asset additions and depreciation
Geological
Graphics
Insurance
Site activities
Wages and benefits	1,443,000 6,926,000 91,000 867,000 230,000 2,362,000 180,000 108,000 2,020,000 216,000	1,471,367 5,559,219 457,212 639,027 664,929 1,564,687 90,413 131,880 1,307,752 0	(28,367) 1,366,781 (366,212) 227,973 (434,929) 797,313 89,587 (23,880) 712,248 216,000
	14,443,000	11,886,486	2,556,514
Engineering Environmental Socioeconomic	2,900,000 2,475,000 1,327,000	5,928,230 786,757 997,989
Contingency (15%)	6,702,000 3,171,600	7,712,976 –	(1,010,976) 3,171,600
Total, before unbudgeted items Property payments Stock based compensation – exploration	24,316,600 – –	19,599,462 283,206 660,279	4,717,138 (283,206) (660,279)
Total	24,316,600	20,542,947	3,773,653

Plans for 2007

Work in 2007 will be focused on the completion of the feasibility study and socioeconomic and environmental impact assessments for the Xietongmen deposit. These are currently expected to be complete in mid 2007. Upon completion, application for a mining license and permitting would commence. In parallel, exploration and community engagement activities will continue at site.

In addition a two-phase, success contingent 10,000 meter exploration drilling program is planned, focused on the Newtongmen zone and other targets on the Xietongmen property. The 5,000 meter Phase 1 program began at site in late March.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
8

1.3         Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to April 25 2007 is US$2.86/lb.

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher that the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have been increasing since mid January. The gold price has averaged approximately US$656/oz to April 25 2007.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
9

1.4         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at December 31
Balance Sheet	2006	2005	2004
Current assets	$2,830,533	$4,418,820	$7,504,356
Other assets	113,270,637	2,035,767	1
Total assets	116,101,170	6,454,587	7,504,357

Current liabilities	16,694,166	500,346	354,239
Non-controlling interest	–	944,880	–
Other long-term liabilities	28,683,950	–	–
Shareholders' equity	70,723,054	5,009,361	7,150,118
Total shareholders' equity & liabilities	116,101,170	6,454,587	7,504,357

Working capital (deficit)	$(13,863,633)	$3,918,474	$7,150,117

	As at December 31

Operations	2006	2005	2004
Conference and travel	$843,510	$277,471	$50,917
Exploration (excluding stock-based compensation)	19,226,242	6,113,320	2,139,062
Foreign exchange	263,329	153,176	148,910
Insurance	131,880	99,614	78,654
Interest expenses	916,021	–	–
Interest income	(56,668)	(142,887)	(119,588))
Legal, accounting and audit	860,049	294,393	433,670
Office and administration (excl stock-based compensation )	2,387,458	730,431	358,634
Shareholder communications	353,977	197,350	46,339
Trust and filing	124,617	42,598	26,724
	25,050,415	7,765,466	3,163,322
Stock-based compensation	2,610,538	815,321	2,435,995
Loss shared by NCI	(944,880)	–	–
Loss for the year	$26,716,073	$8,580,787	$5,599,317

Basic and diluted loss per share	$(0.51)	$(0.22)	$(0.17)

Weighted average number of common shares outstanding	52,849,728	39,516,486	32,592,964

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
10

1.5         Results of Operations

The net loss for the year ended December 31, 2006 increased to $26,716,073 compared to a net loss of $8,580,787 in 2005 (2004 – $5,599,317). The increase was primarily due to the increased exploration expenditures on the Xietongmen property. The total net loss was comprised of exploration expenditure of $19,886,521 (2005 – $6,343,844; 2004 – $3,372,732), administrative expenses of $7,774,432 (2005 – $2,236,943; 2004 – $2,226,585) and a recovery of non-controlling interest's share of loss of $944,880 (2005 – nil, 2004 – nil).

The exploration expenditures of $19,886,521 included costs for exploration of $19,226,242 and stock-based compensation of $660,279. The main exploration expenditures during the year were $1,455,212 for assays and analysis (2005 – $601,687; 2004 – $32,496), $5,559,219 for drilling (2005 – $2,909,216; 2004 – $120,655), $5,928,230 for engineering (2005 – $47,143; 2004 – nil), $786,757 for environmental (2005 – nil; 2004 – nil), $457,212 for equipment rental and leases (2005 – $60,863; 2004 – $3,288), $1,564,687 for geological (2005 – $928,463; 2004 – $182,810), $1,307,752 for site activities (2005 – $927,943; 2004 – $94,951), $997,989 for socioeconomic (2005 – $248,432; 2004 – $12,535), and $639,027 for transportation (2005 – $329,034; 2004 – $103,504).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Conference and travel expenses increased to $843,510, compared to $277,471 in 2005 (2004 - $50,917) as a greater number of investor relations initiatives were carried out during the year. Salaries, office and administration costs increased to $2,387,458 compared to $730,431 in 2005 (2004 – $358,634), due to greater overall business activity during the year. Trust and filing fees increased to $124,617, compared to $42,598 in 2005 (2004 – $26,724). Legal, accounting and audit expenses increased to $860,049 in 2006, compared to $294,393 in 2005 (2004 – $433,670). Included in the total administrative costs was stock-based compensation expense of $1,950,259, compared to $584,797 in 2005 (2004 – $1,202,325).

Interest income decreased to $56,668 in 2006, compared to $142,887 in 2005 (2004 – $119,588). This was due to lower cash on hand.

Interest expense was $916,021 for the year ended December 31, 2006, compared to nil for year 2005 due to the issuance of the convertible promissory notes during the year ended December 31, 2006.

Stock-based compensation of $2,610,538 was charged to operations during the fiscal year 2006, compared to $815,321 in 2005 (2004 – $2,435,995). The increase in stock-based compensation expense was primarily related to an increased number of options granted to non-employees in 2006.

Management had budgeted $29.4 million for 2006 and was able to meet its 2006 objectives within the budget. For 2007, a budget of $22.0 million is planned, to further investigate the Newtongmen deposit and finalize the feasibility study.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
11

1.6         Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except per shares amount.

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2006	2006	2006	2006	2005	2005	2005	2005
				(restated)	(restated)

Current assets	$2,830	$4,735	$1,746	$1,581	$4,419	$5,598	$6,234	$6,691
Other assets	113,271	2,451	2,401	2,232	2,036	110	13	–
Total assets	116,101	7,186	4,147	3,813	6,455	5,708	6,247	6,691

Current liabilities	16,694	12,819	2,557	697	500	959	1,240	224
Other long-term liabilities	28,684	–	–	–	–	–	–	–
Non-controlling interest	–	–	–	–	945	–	–	–
Shareholders' equity	70,723	(5,633)	1,589	3,116	5,009	4,749	5,007	6,467
Total shareholders' equity
and liabilities	116,101	7,186	4,147	3,813	6,455	5,708	6,247	6,691

Working capital (deficit)	(13,864)	(7,931)	(811)	884	3,918	4,639	4,994	6,467

Expenses:
Conference and 3travel	194	303	197	149	210	32	31	4
Exploration	4,799	6,985	5,246	2,197	2,246	1,835	1,525	507
Foreign exchange loss (gain)	286	(50)	33	(6)	179	(10)	(14)	(3)
Insurance	41	38	26	27	26	26	26	23
Interest expense	705	211	–	–	–	–	–	–
Interest income	(18)	(14)	(7)	(17)	(31)	(33)	(40)	(39)
Legal, accounting and audit	249	228	228	155	100	48	89	58
Office and administration	1,208	347	450	382	283	168	171	109
Project investigation	–	–	–	–	(21)	–	21	–
Shareholder
communications	69	79	107	99	76	45	49	28
Trust and filing	74	19	17	14	5	7	21	9
Subtotal	7,607	8,146	6,297	3,000	3,072	2,118	1,879	695
Stock-based compensation	1,064	751	534	262	288	148	149	230
Loss before taxes	$8,671	$8,897	$6,831	$3,261	$3,360	$2,266	$2,028	$925
Business income taxes	(500)	500	–	–	–	–	–	–
Loss for the period before
Non-controlling interest	$8,171	$9,397	$6,831	$3,261	$3,360	$2,266	$2,028	$925

Non-controlling interest	–	–	–	945	–	–	–	–

Loss for the period after Non-
controlling interest	$8,171	$9,397	$6,831	$2,316	$3,360	$2,266	$2,028	$925

Basic and diluted loss per share	(0.14)	$(0.18)	$(0.13)	$(0.05)	$(0.08)	$(0.06)	$(0.05)	$(0.03)

Weighted average number of
common shares outstanding
(thousands)	59,808	53,028	51,081	47,360	42,733	39,760	37,796	32,602

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
12

1.7         Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had a working capital deficit of $13.9 million as at December 31, 2006, compared to a positive working capital balance of $3.9 million as at December 31, 2005. In March 2007, the Company issued additional common shares through private placements, and the signing of the framework agreement with Jinchuan, to raise $38 million additional funds (net of repayment of the convertible promissory note) to continue its exploration program at the Xietongmen project. However, future fund raising may not be successful or may not raise enough funds to complete the exploration program.

The Company received approximately $6.28 million in net proceeds from the exercise of options and warrants during 2006. Additionally, the Company received $11.5 million from the issuance of a one year convertible promissory note and $1.5 million from a related party loan.

The changes in non-cash working capital items reflect an increase in accounts receivable and accounts payable and accrued liabilities due to the increased activity level of the Company.

In December 2006, the Company acquired interests in three mineral properties with the issuance of shares and cash payments. Total cash payment for the acquisition of the interests is US$3.25 million, of which US$1.25 million was paid on closing of the acquisition and US$0.5 million is due on each of the next four anniversaries. In addition, a long term obligation of $26.8 million was recorded for the future income tax liability created on the acquisition of Great China Mining and the related properties.

1.8         Capital Resources

In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. In 2005, 1,360,000 of the warrants on this private placement were exercised, and the remaining 5,640,000 warrants were exercised in 2006.

In February 2007, the Company entered into a framework agreement with Jinchuan Group Ltd for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required capital (net of any equity subscriptions) for the Xietongmen Property in the form of debt and/or equity. Pursuant to the agreement, Jinchuan purchased, in March 2007, 10,000,000 units of the Company, at a price $1.80 per unit, for gross proceeds of $18,000,000. Each unit consists of one common share and one warrant exercisable for 0.8 of a common share for a period of nine months from the closing at the following prices: $2.25 per share for a period of six months and $2.75 per share for an additional three months thereafter.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
13

In March 2007, the Company completed a private placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.80 until February 28, 2008. Taseko Mines Limited exercised its preemptive right to participate in the financing for $12 million based on the terms of its previously purchased convertible note.

The Company had no commitments for capital expenditures as of December 31, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.9         Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the accompanying financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At December 31, 2006, the conversion rate was $4.89 per Taseko Share. This is more fully described in the notes to the accompanying financial statements.

1.10        Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Continental reimburses HDI on a full cost-recovery basis.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
14

Amounts due from related party	December 31, 2006	December 31, 2005

Loan from Hunter Dickinson Inc.	$(1,500,000)	$–
Hunter Dickinson Inc.	$643,055	$152,319

Reimbursement for third party expenses and
services rendered by:	Years ended December 31
	2006	2005	2004
Hunter Dickinson Inc.	$3,747,096	$1,296,586	$381,076

During the year, the Company issued an $11.5 million convertible promissory note to Taseko Mines Limited, a company related to Continental by way of having certain common directors.

Related party balances receivable or payable, are non-interest bearing and due on demand, and represent advances against current and future services rendered to or costs incurred on behalf of, the Company by HDI.

On November 29, 2006, the Company signed a loan agreement with HDI pursuant to which HDI lent the Company $1,500,000 maturing on February 27, 2007. The loan bears interest at 8% per annum. For the year ended December 31, 2006, the Company recorded an interest expense of $10,521. The Company repaid the loan on March 2, 2007 and paid $30,575 in interest.

On January 18, 2007, the Company signed another loan agreement with HDI pursuant to which HDI lent the Company US$2,500,000 maturing on April 18, 2007. The loan bears interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

During 2006, the Company paid $197,310 and $52,550 to two companies controlled by a director of the Company, for administrative and consulting services.

1.11        Fourth Quarter

Overall, the loss for the fourth quarter decreased to $8,171,175 compared to a loss of $9,397,270 in the third quarter of the year. The decrease was primarily due to lower exploration activities on the Xietongmen property in the fourth quarter.

The exploration expenditures were $4,798,522 in the fourth quarter, compared to $6,984,840 in the third quarter, due to a slow down in drilling activities as the delineation drilling neared completion.

Compared to the third quarter, administrative expenses in the fourth quarter increased to $2,539,980 from $1,225,231. Of the administrative expenses, conference and travel expenses decreased to $194,099 from $302,923. Legal, accounting and audit expenses increased to $248,585 from $228,194. Interest expense increased to $704,693 from $211,328, due to the interest paid on the convertible promissory note, office and administration expenses increased to $1,117,739 from $385,103, shareholder communications expenses decreased to $69,065 from $78,683 in the fourth quarter of the fiscal year.

Stock-based compensation of $1,064,343 was charged to operations during the fourth quarter, compared to $750,959 in the third quarter. The increase in stock-based compensation expense was primarily related

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
15

to the stock options granted to non-employees and the increase of share price of the Company during the quarter.

1.12        Proposed Transactions

In February 2007, the Company entered into a framework agreement with Jinchuan Group Ltd for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen project. Pursuant to the agreement, Jinchuan purchased 10,000,000 units of the Company, at a price $1.80 per unit, for gross proceeds of $18,000,000. Each unit consists of one common share and one warrant exercisable for 0.8 of a common share for a period of nine months from the closing at the following price: $2.25 per share for a period of six months and $2.75 per share for an additional three month after.

Jinchuan also agreed to provide other key support to the Xietongmen project, including assistance in arranging for 60% of the required capital financing for the development of a mine in the form of debt and contributing 30% of required capital financing for the Xietongmen project in the form of debt or equity, and providing other support to the project including assistance with design engineering, training, maintenance and other technical aspect as well as sales of the products. The parties have also settled the principal terms of a concentrate off-take arrangement in connection with the project to be incorporated into the formal agreements in due courses.

The agreement is subject to the regulatory approvals and satisfactory due diligence reviews by the parties.

1.13        Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.14        Changes in Accounting Policies including Initial Adoption

None.

1.15        Financial Instruments and Other Instruments

None.

1.16        Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.16.1    Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Mineral Property Interests.

(b) expensed research and development costs;

Not applicable.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
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(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.16.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at April 30, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				120,788,041

Share purchase options	September 28, 2007	$ 1.70	893,334
	November 30, 2007	$ 1.20	240,000
	December 14, 2007	$ 1.50	15,000
	February 29, 2008	$ 1.61	20,000
	December 15, 2008	$ 2.10	40,000
	December 21, 2008	$ 1.21	136,607
	February 27, 2009	$ 1.61	50,000
	April 30, 2009	$ 2.01	1,320,500
	November 30, 2009	$ 1.61	250,000
	February 28, 2011	$ 1.61	2,700,000
	February 28, 2012	$ 2.01	1,400,000
				7,065,441
Warrants	December 29, 2007	$2.25/$2.75	(1) 8,000,000
	February 20, 2008	$ 1.80	19,439,395
	December 15, 2008	$ 1.59	1,000,000
	February 14, 2009	$ 1.59	500,000
				28,939,395

Preferred shares redeemable into Taseko Mines Limited common shares				23,969,698

(1) 10,000,000 warrants, each exercisable into 0.8 of a common share.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS – Amended and Restated
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1.16.3    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the year ended December 31, 2006 and have found those disclosure controls and procedures to be adequate for the above purposes.